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VK 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51583

MAR 01 2002
WASH, D.C.
365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S.G. MARTIN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1025 Old Country Road, Suite 302N
(No. and Street)

Westbury, NY 11590
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Diamond 516-869-0900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner, Francis, Richman & Ackerman, PLLC
(Name — *if individual, state last, first, middle name*)

66 South Tyson Avenue, Floral Park, New York 11001
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/14/20C

OATH OR AFFIRMATION

I, SUSAN DIAMOND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.G. MARTIN SECURITIES LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

SETH D KRAUSS
Notary Public, State of New York
No. 02KR6025257
Qualified in New York County
Commission Expires May 24, 2003

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S.G. MARTIN SECURITIES LLC
FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2001
WITH INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d) OF THE
SECURITIES AND EXCHANGE COMMISSION

CONTENTS

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
66 SOUTH TYSON AVENUE
FLORAL PARK, NEW YORK 11001

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
S.G. Martin Securities LLC
Westbury, NY 11590

We have audited the accompanying statement of financial condition of S.G. Martin Securities LLC as of December 31, 2001, and the related statements of income, changes in member's equity and cash flows for the year ended December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of S.G. Martin Securities LLC at December 31, 2001, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner, Francis, Richman & Ackerman, PLLC

Floral Park, New York
February 6, 2002

S.G. MARTIN SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Investment banking fee receivable	$ 10,000
Securities owned, at market	20,950
Receivable from clearing broker	180,849
Loans and advances	25,250
Other assets	25,907
	$262,956

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Cash overdraft	$ 3,772
Accounts payable and accrued expenses	85,210
Total Liabilities	88,982
Contingencies	
Member's Equity	173,974
	$262,956

The accompanying notes are an integral part of these financial statements.

S.G. MARTIN SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commission and fee income	$ 837,244
Trading losses	(1,388)
Interest and other income	44,289
Total Revenues	880,145
Operating Expenses:	
Floor brokerage and clearance fees	194,629
Employee compensation and benefits	590,791
Quotes and market data	85,515
Administrative service fees	117,200
Licenses and registrations	33,280
Other operating expenses	131,336
Total Operating Expenses	1,152,751
Net Loss	$(272,606)

The accompanying notes are an integral part of these financial statements.

S.G. MARTIN SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$ 217,386
Member's Capital Contribution	229,194
Net Loss	(272,606)
Balance, December 31, 2001	$ 173,974

The accompanying notes are an integral part of these financial statements.

S.G. MARTIN SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:		
Net loss		$(272,606)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets and liabilities:		
Investment banking fee receivable	(10,000)	
Securities owned, at market value	29,976	
Due from clearing firm	1,774	
Loans and advances	(12,750)	
Other assets	1,673	
Accounts payable and accrued expenses	24,546	
Total Adjustments		35,219
Net Cash Used in Operating Activities		(237,387)
Cash Flows from Financing Activities:		
Capital contributions		229,194
Net Decrease in Cash		(8,193)
Cash at January 1, 2001		4,421
Cash Overdraft at December 31, 2001		$(3,772)

Supplemental Information:

Cash paid during the year for:	
Interest	$ 3,027

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

S.G. Martin Securities LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company commenced brokerage operations on November 24, 1999, the date on which it became an NASD member firm. The Company is wholly-owned by Westwind Holdings LLC ("Holdings").

The Company executes principal and agency transactions in listed and over-the-counter securities, makes markets in over-the-counter equities and engages in investment banking activities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a settlement-date basis.

Securities owned are carried at market value with unrealized gains and losses reflected in income. Securities positions consist entirely of publicly traded equities.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - RELATED PARTY AGREEMENT

Pursuant to an agreement, S.G. Martin Securities LLC has agreed to pay certain obligations incurred on behalf of the Company. These obligations include, but are not limited to, occupancy costs and administrative expenses. Holdings was reimbursed $117,200 for these expenses for the year ended December 31, 2001

NOTE 4 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with Holdings. The combined entity is not subject to federal or state income taxes. The members of Holdings report their proportionate share of membership taxable income or loss in their respective income tax returns.

NOTE 5 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions at its clearing firm.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 7 - CONTINENCY

The Company is a respondent in a pending arbitration involving various claims asserted by a customer. The Company is contesting the customer's allegations and believes that there are meritorious defenses to the claims. The Company's counsel has stated that the likelihood of the litigation being a decision benefitting S.G. Martin Securities LLC is high. As of December 31, 2001, the Company has not established a loss provision in the accompanying financial statements for any liability that may result from this contingency.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $109,249, which is $9,249 in excess of its required net capital of $100,000. The Company's net capital ratio of aggregate indebtedness to net capital was .81 to 1.

S.G. MARTIN SECURITIES LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL

Member's Equity		$173,974
Non-allowable assets:		
Investment bank fee receivable	$ 10,000	
Employees loans and advances	25,250	
Other assets	25,907	
		61,157
Net Capital before Haircuts on Securities Positions		112,817
Haircuts on Securities:		
Equities	3,068	
Options	500	
		3,568
Net Capital		109,249

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required, the greater of $100,000 or 6⅔% of aggregate indebtedness of $88,982	100,000
Excess net capital	$ 9,249
Ratio: Aggregate indebtedness to net capital	.81 to 1

AGGREGATE INDEBTEDNESS

Cash overdraft	$ 3,772
Accounts payable and accrued expenses	85,210
Total Aggregate Indebtedness	$ 88,982

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net Capital as reported in Company's Part IIA (Unaudited) Focus Report	$170,928
Audit adjustments:	
Increase in marketable securities	462
Increase in accounts payable and accrued expenses	(61,699)
Increase in haircuts	(442)
Net Capital, per above	$109,249

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
66 SOUTH TYSON AVENUE
FLORAL PARK, NEW YORK 11001

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors
S.G. Martin Securities LLC
Westbury, NY 11590

In planning and performing our audit of the financial statements of S.G. Martin Securities LLC for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by S.G. Martin Securities LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods are subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of S.G. Martin Securities LLC for the year ended December 31, 2001 and this report does not affect our report thereon dated February 6, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2001 to meet the commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

Wagner, Francis, Rickman & Ackerman, PLLC

Floral Park, New York
February 6, 2002